

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 17, 2006

<u>Via Facsimile</u>

Robert L. G. White
President and Chief Executive Officer
Transtechnology Corporation
700 Liberty Avenue
Union, NJ 07083

      RE: Transtechnology Corporation
               Form 10-K: For the Year Ended March 31, 2006
               File Number: 001-07872

Dear Mr. White:

      We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

               Sincerely,

               Michael Fay
               Accounting Branch Chief

cc: Joseph F. Spanier, Vice President, Chief Financial Officer and Treasurer